UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

Comarco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

200080109
(CUSIP Number)

Neal C. Bradsher 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,898,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,898,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,898,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,898,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,898,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,898,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	200080109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

15,500

8.	SHARED VOTING POWER

3,898,636

9.	SOLE DISPOSITIVE POWER

15,500

10.	SHARED DISPOSITIVE POWER	[_]

3,898,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,914,136

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	200080109

Item 1.	Security and Issuer.

Comarco, Inc., Common Stock (the "Shares") Comarco, Inc. 25541 Commercentre Drive Lake Forest, California 92630

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019.  Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(c)	The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,898,636 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 3,898,636 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,914,136 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.  Among these alternatives are improvements to the Issuer's Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business focus, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and the management of the Issuer.

Richard T. LeBuhn, Senior Vice President of Broadwood Capital, serves on the Issuer's Board of Directors.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,898,636 Shares, constituting 22.9% of the Shares of the Issuer, based upon the 17,034,165 Shares deemed outstanding[1] as of June 14, 2014.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,898,636 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition 3,898,636 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,898,636 Shares, constituting 22.9% of the Shares of the Issuer, based upon the 17,034,165 Shares deemed outstanding[1] as of June 14, 2014.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,898,636 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,898,636 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,914,136 Shares, constituting 23.0% of the Shares of the Issuer, based upon the 17,034,165 Shares deemed outstanding[1] as of June 14, 2014.

Neal C. Bradsher has the sole power to vote or direct the vote of 15,500 Shares; has the shared power to vote or direct the vote of 3,898,636 Shares; has sole power to dispose or direct the disposition of 15,500 Shares; and has shared power to dispose or direct the disposition of 3,898,636 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

	(c)	Other than the transactions described in Item 6 of this amendment to Schedule 13D, the Reporting Persons have not engaged in any transactions related to the Shares in the past 60 days.

1  This figure is based on information provided by the Issuer to the Reporting Persons, and includes 14,684,165 shares outstanding adjusted to reflect warrants currently held by the Reporting Persons that are exercisable by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 27, 2012, the Issuer entered into a Stock Purchase Agreement ("SPA") with Broadwood Partners, which provided, subject to the Issuer's satisfaction of certain conditions, that Broadwood Partners would purchase up to 3,000,000 shares of the Issuer's common stock at a price of $1.00 per share. In connection with the SPA and related transactions, the Issuer issued stock purchase warrants (the "Original Warrants") to Broadwood Partners entitling it to purchase up to a total of 1,704,546 shares of the Issuer's common stock, at a price of $1.00 per share.  The Issuer also entered into a Warrant Commitment Letter as part of the SPA transactions, which provided that if the Issuer raised less than $3,000,000 from sales of equity securities to other investors during the six-month period ended January 28, 2013, then Broadwood Partners would receive an additional warrant (the "Additional Warrant") entitling it to purchase up to 1,000,000 additional shares of the Issuer's common stock, also at a price of $1.00 per share (the SPA, the Original Warrants, the Warrant Commitment Letter, and the Additional Warrant, collectively, the "Stock and Warrant Documents").

The Original Warrants and the Additional Warrant contained anti-dilution provisions ("Anti-Dilution Provisions"), which provided that if the Issuer sold shares of its common stock (or any securities that are convertible or exercisable into shares of  Issuer common stock) at a price less than $1.00 per share, then, subject to certain exceptions, the exercise price of the Original Warrants and the Additional Warrant would be reduced to equal that lower price and the aggregate number of shares of Issuer common stock purchasable on exercise of the Original Warrants and the Additional Warrant would be proportionately increased.  As previously disclosed in the Issuer's filings, a dispute arose between the Issuer and Broadwood Partners concerning their respective rights and obligations under the Stock and Warrant Documents, including with respect to the Issuer's obligation to issue the Additional Warrant and under the Anti-Dilution Provisions.

On August 13, 2014, the Issuer and Broadwood Partners entered into an Amendment and Release Agreement that resolves the disputes between the Issuer and Broadwood Partners concerning the Stock and Warrant Documents and related matters.  Pursuant to the Amendment and Release Agreement, the Issuer issued Broadwood Partners a new stock purchase warrant (the "New Warrant") entitling it to purchase up to a total of 2,350,000 shares of the Issuer's common stock, at a price of $0.16 per share, in exchange for cancellation of the Original Warrants and any obligation of the Issuer to issue the Additional Warrant.  The New Warrant expires on July 27, 2020.  In addition, the Issuer and Broadwood Partners released each other from any and all claims concerning the Stock and Warrant Documents and related matters.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Amendment and Release Agreement, dated August 13, 2014, by and among the Issuer, Comarco Wireless Technologies, Inc. and Broadwood Partners, incorporated by reference to the Issuer's Form 8-K filed on August 18, 2014.

Exhibit C: Amended and Restated Common Stock Purchase Warrant, dated August 13, 2014, issued by the Issuer to Broadwood Partners, incorporated by reference to the Issuer's Form 8-K filed on August 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher *
NEAL C. BRADSHER *

August 19, 2014

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
cJoint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Comarco, Inc.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Executed this 19th day of August, 2014.
BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER